Exhibit 99.1

Weibo to Hold Annual General Meeting and Class Meetings on December 1, 2021

BEIJING, Nov. 3, 2021 /PRNewswire/ -- Weibo Corporation (the "Weibo" or "Company") (Nasdaq: WB), China's leading social media platform, today published a notice to announce that it will hold an annual general meeting (the "AGM") of shareholders (the "Notice of AGM") at 7/F, No.8 Sina Plaza, Courtyard 10, the West, XiBeiWang E.R. HaiDian District, Beijing on Wednesday, December 1, 2021 at 2:00 p.m. (Beijing time) (or soon after the Class B Meeting and the Class A Meeting, both of which are defined below), for the purposes of considering and, if thought fit, passing the Proposed Resolutions set forth in the Notice of AGM. The Notice of AGM and proxy card for the AGM are available on the Company's website at ir.weibo.com. The board of directors of Weibo fully supports the proposed resolutions listed in the Notice of AGM and recommends that shareholders and holders of ADSs vote in favor of the resolutions set out in the Notice of AGM.

The Company will hold a class meeting of the holders of the Class B ordinary shares with a par value of US$0.00025 each (the "Class B Meeting") and a class meeting of the holders of Class A ordinary shares with a par value of US$0.00025 each (the "Class A Meeting") convened on the same date and at the same place as the AGM, for the purposes of considering and, if thought fit, passing the class-based resolution set forth respectively in the notice of each of the Class B Meeting and the Class A Meeting. The notice and proxy card for each of the Class B Meeting and the Class A Meeting are available on the Company's website at ir.weibo.com.

Holders of record of ordinary shares of the Company at the close of business on November 3, 2021 (New York time) are entitled to notice of, to attend and vote at, the AGM or any adjournment or postponement thereof, and, as applicable, the Class B Meeting or the Class A Meeting. Holders of the Company's American depositary shares ("ADSs") as of the close of business on November 3, 2021 (New York time) who wish to exercise their voting rights for the underlying Class A ordinary shares must act through the depositary of the Company's ADS program, JPMORGAN CHASE BANK, N.A.

Weibo has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2020, with the U.S. Securities and Exchange Commission. Weibo's Form 20-F can be accessed on the Company's website at ir.weibo.com, as well as on the SEC's website at http://www.sec.gov.

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a "mobile first" philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo's expected financial performance and strategic and operational plans (as described, without limitation, in the "Business Outlook" section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company's periodic reports to the U.S. Securities and Exchange Commission ("SEC"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "confidence," "estimates" and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo's limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company's quarterly operating results; the Company's reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company's investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo's annual report on Form 20-Fs and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations
Weibo Corporation
Tel: +86 10 5898-3336
Email: ir@staff.weibo.com

2